Exhibit 99.1

Unaudited Financial Statements for the nine months ended, and as of, September 30, 2002 filed with the Comisión Nacional De Valores ("CNV")

The filing consisted of financial statements and related information and reports. Specifically included were: (i) an unaudited consolidated balance sheet at September 30, 2002 and an unaudited consolidated statement of operations and an unaudited consolidated cash flow statement for the nine month period then ended, together with notes thereto; (ii) an unaudited unconsolidated balance sheet at September 30, 2002 and an unaudited unconsolidated statement of operations, an unaudited statement of changes in shareholders' equity and an unaudited consolidated cash flow statement for the nine month period then ended, together with notes thereto; (iii) certain schedules relating to current assets, intangible assets, investments, foreign curruency transactions and certain expenses; (iv) a narrative discussion of the registrant's results and financial condition; (v) a report to the shareholders from the stautory auditors; and (iv) a limited review report of the registrant's auditors.

An English translation of the unaudited consolidated and unaudited non-consolidated statements of operations and balance sheets are included in this Form 6-K. The complete original report in Spanish was submitted to the Securities and Exchange Commission in paper format under cover of a Form SE dated November 22, 2002.

CTI Holdings S.A.
 Consolidated Balance Sheets as of September 30, 2002 and 2001 (Unaudited)
(Prepared in pesos in accordance with Argentine GAAP)

Assets	2002	2001	Liabilities	2002	2001
Current Assets			Current Liabilities
Cash and cash equivalent	108,348,147	11,711,232	Accounts payable	137,073,245	374,445,099
Investments	702,175	7,939,493	Short-term debt	7,157,516	7,742,105
Accounts receivable, trade, net of allowance for doubtful accounts	146,468,457	321,605,582	Current portion of long-term debt	1,030,189,454	384,985,479
Taxes receivable	19,332,893	150,348,523	Long-term debt classified as current	2,425,045,856	-
Other receivable	9,402,912	18,544,246	Shareholders' loans	536,904,689	-
Inventories	22,230,267	87,701,145	Related Companies	21,245,569	30,717,412
Other assets	6,848,982	21,688,414	Compensation and social contributions	6,749,333	14,868,578
Total current assets	313,333,833	619,538,635	Taxes payable	109,941,869	54,512,491
			Deferred revenue	14,105,265	21,839,165
			Other	206,533,009	7,732,708
			Total current liabilities	4,494,945,805	896,843,037

Non-current Assets			Non-current Liabilities
Taxes receivable	183,220	135,781,387	Accounts payable	45,080	1,766,534
Other receivable	381,637	994,953	Long-term debt	-	1,895,555,359
Property, Plant and Equipment, net	2,404,871,330	2,271,744,360	Taxes payable	-	31,571,773
Intangibles and deferred charges, net	798,782,651	991,774,105	Other	6,000	13,272
Other assets	1,214,597	752,862	Provision for Contingencies	10,308,038	6,286,207
Total non-current assets	3,205,433,435	3,401,047,667	Total non-current liabilities	10,359,118	1,935,193,145
			Total liabilities	4,505,304,923	2,832,036,182

			Minority interest	127	(221,245)
			Shareholders'equity	(986,537,782)	1,188,771,365
Total	3,518,767,268	4,020,586,302	Total	3,518,767,268	4,020,586,302

CTI Holdings S.A.
 Consolidated Statements of Operations for the nine-month period ending September 30, 2002 and 2001 (Unaudited)
(Prepared in pesos in accordance with Argentine GAAP)

	2002	2001
Revenues and Sales	530,017,309	868,573,209
Cost of service	(260,999,650)	(390,602,180)
Sub-total	269,017,659	477,971,029

Selling and marketing expenses	(165,526,068)	(243,229,264)
General and administrative expenses	(43,099,905)	(59,710,478)
	60,391,686	175,031,287

Other, net	(211,870)	(5,236,827)

Equity loss from related Companies	(624,256)	(11,072,369)

Depreciation and Amortization	(305,717,118)	(277,760,229)

Financial and holdings results
Interest income	(660,880,479)	1,683,036
Interest expense	(1,026,884,803)	(220,757,152)

Deferred income tax	-	5,111,718
Minimum presumptive income tax	(15.564.963)	(25,174,341)

Minority interest	365	350,472
	(1,949,491,438)	(357,824,405)
Extraordinary results	-	9,493,192
Net Loss	(1,949,491,438)	(348,331,213)

CTI HOLDINGS S.A.
Balance Sheets as of September 30, 2002 and 2001 (Unaudited)
(Prepared in pesos in accordance with Argentine GAAP)

	2002	2001		2002	2001
Assets			Liabilities
Current Assets			Current Liabilities
Cash and cash equivalent	3.208.311	68.113	Accounts payable	426.994	384.906
Accounts receivable related companies	238.663	-	Taxes Payable	10.321.229	343.893
Taxes receivable	807.643	2.414.524
Other receivable	6.000	64.149	Shareholders' loans	112.996.051	-
Total current assets	4.260.617	2.546.786	Long-term debt classified as current	925.465.981	-
			Related Companies	-	17.130.958
			Other	165.202	-
Non-current Assets			Total current liabilities	1.049.375.457	17.859.757
Taxes receivable	-	45.637.128
Property, Plant and Equipment, net	75.569.716	89.908.526	Non-current Liabilities
			Long-term debt	-	489.459.853
Investment in related companies	23.772.428	1.659.995.439	Related Companies	46.806.894	111.094.269
Intangibles, net	6.047.808	8.355.881	Other	6.000	11.378
Other assets	-	752.862	Total non-current liabilities	46.812.894	600.565.500
Total Non-current assets	105.389.952	1.804.649.836	Total liabilities	1.096.188.351	618.425.257

			SHAREHOLDERS' EQUITY	(986.537.782)	1.188.771.365
Total	109.650.569	1.807.196.622	Total	109.650.569	1.807.196.622

CTI HOLDINGS S.A.
 Statements of Operations for the nine-month period ending September 30, 2002 and 2001 (Unaudited)
(Prepared in pesos in accordance with Argentine GAAP)

	2002	2001
Results before special items from investment in controlled companies	(1.519.467.128)	(289.550.232)
Amortization	(10.852.322)	(10.792.921)
Financial results
Interest income	7.820.475	-
Interest expense	(432.403.043)	(48.891.820)
Other, net	6.241.719	-
General and administrative expenses	(465.330)	(613.568)
	(1.949.125.629)	(349.848.541)
Deferred income tax	-	(7.247.842)
Minimum presumptive income tax	(365.809)	(728.022)
Net loss before special items	(1.949.491.438)	(357.824.405)
Extraordinary results	-	9.493.192
Net loss	(1.949.491.438)	(348.331.213)